Exhibit 99.1

November 15, 2013

Board of Directors
Asia Green Agriculture Corporation
Shuinan Industrial Area
Songxi County
Fujian Province 353500
China

Dear Sirs:

I, Zhan Youdai, am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire the outstanding shares of common stock of Asia Green Agriculture Corporation (the “Company”) that are not currently owned by myself in a going-private transaction (the “Acquisition”). The terms and conditions of the Proposal on which I contemplate to pursue the Acquisition are set forth below:

1. Buyer. I intend to form an acquisition vehicle for the purpose of pursuing the Acquisition.

2. Purchase Price. The purchase consideration payable for each share of common stock of the Company (other than those held by myself) will be $0.55 per share in cash, which represents a premium of 10% to the Company’s closing price on November 14, 2013 and a premium of 17% to the volume-weighted average closing price during the last 30 trading days. I believe that the proposed purchase price provides a very attractive and beneficial alternative to the Company’s stockholders.

3. Financing. It is currently expected that the Acquisition will be funded by equity funding and debt financing, as appropriate, but may be supplemented by my own funds. I have been in active discussions and negotiations with potential sources of equity funding and debt financing. At this point in time, there is no definite arrangement with any such potential source of equity funding or debt financing in relation to the Proposal. I expect definitive commitments for the required equity funding and/or debt financing, if any, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.

4. Due Diligence. Parties providing equity funding and/or debt financing will require a timely opportunity to conduct customary legal, financial and accounting due diligence on the Company.

5. Definitive Agreements. I am prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions very promptly. Such Definitive Agreements will provide for conditions and covenants typical and appropriate for transactions of this type.

6. Confidentiality. I intend promptly to file an amendment to my Schedule 13D to disclose this letter. However, I am sure you will agree that it is in all of our interests to proceed in a confidential manner, other than as required by law, until the Definitive Agreements have been executed or our discussions have been terminated. If for any reason you find it necessary to make any disclosure relating to any matter discussed in this letter, please give me as much notice as possible so that I can respond appropriately.

7. Process. I believe that the Acquisition will provide superior value to the Company’s stockholders. I recognize that the Board will evaluate the proposed Acquisition independently before it can make its determination to endorse it. Given my involvement in the proposed Acquisition, I also recognize that independent members of the Board will proceed to consider the proposed Acquisition. In considering my offer, you should be aware that I am interested only in acquiring the outstanding shares of common stock of the Company that are not currently owned by myself, and that I do not intend to sell my stake in the Company to a third party.

8. Advisors. I have retained Sidley Austin LLP as my legal counsel in connection with the Acquisition.

9. No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Acquisition or other transaction. Any commitment will result only from the execution of the Definitive Agreements, and then will be on the terms provided in such documentation.

* * * * *

I would like to personally express my commitment to work with the Board to consummate this Acquisition in a timely manner. Should you have any questions regarding these matters, please do not hesitate to contact me. I look forward to hearing from you.

Sincerely,

/s/ Zhan Youdai
Zhan Youdai